Exhibit 99.1
Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

RE:	Seanergy Maritime Corp.

Commission File No. 001-33670
Commissioners:
We served as the principal accountants for Seanergy Maritime Corp. (the “Company”) for the year ended December 31, 2007, period from August 15, 2006 (Inception) to December 31, 2006, and August 15, 2006 (Inception) to December 31, 2007, and for the period since then until we were dismissed as the principal accountants of the Company on December 1, 2008. We have read the Company’s statements included in its Form 6-K dated December 1, 2008, which is to be filled with the Securities and Exchange Commission, and we agree with such statements as they pertain to our Firm.

Very truly yours,
/s/ Weinberg & Company, P.A.
WEINBERG & COMPANY, P.A.
Certified Public Accountants

Boca Raton, Florida
December 4, 2008